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                              December 15, 2020

       Daniel Hodges
       Chief Executive Officer
       ComSovereign Holding Corp.
       5000 Quorum Drive, STE 400
       Dallas, TX 75254

                                                        Re: ComSovereign
Holding Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed December 10,
2020
                                                            File No. 333-248490

       Dear Mr. Hodges:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration on Form S-1, Amendment No. 2

       Prospectus Summary
       Reverse Stock Split, page 4

   1. We note you will effect a 1-for-3 reverse stock split of your common stock following effectiveness of the
registration statement and prior to the closing of the offering. We further note all
information presented in the filing, other than in the financial statements and the notes thereto,
assumes the reverse stock split. Please provide pro forma earnings per share data in your
financial statements and notes giving effect to the reverse stock split. In this regard,
the statements of operations for the year ended December 31, 2019 at page F-4 and for the
subsequent nine months period ended September 30, 2020 at page F-
                                                        44 should be expanded
to include pro forma earnings (loss) per share data on the face of
 Daniel Hodges
ComSovereign Holding Corp.
December 15, 2020
Page 2
         the statement with additional disclosure in the footnotes as to its computation. Reference is made to SAB Topic 1.B.2.
Selected Financial Information, page 6

2. See the Consolidated Balance Sheet Data on page 8. Please also include the balance sheet data for the year ended December 31, 2019, similar to that provided in previous filings.
Capitalization, page 34

3. Please expand the second bullet at the top of the page to disclose the amount of gain or loss on conversion of the $10.4 million of debt that is reflected in the pro forma as adjusted column. Also, separately provide to us your computations at arriving at the stockholder equity balances for the pro forma as adjusted amounts of common stock, additional paid-in capital and accumulated deficit.
Dilution, page 36

4. Refer to the third paragraph with regards to your disclosure of as adjusted net tangible book value per share of $0.57. Based on the sale of 3,968,253 common shares within the
         Unit offering, the total outstanding shares used in this computation should approximate
         51,907,458 common shares resulting in an as adjusted net tangible book value per share of
         $0.26 as shown in the dilution table. Please revise the paragraph accordingly.
September 30, 2020 Unaudited Interim Financial Statements
Condensed Consolidated Statement of Operations, page F-44

5. Please reclassify the line item gain on the sale of assets from the category of other income
       (expense) and include it within the category of total operating expenses, similarly to that shown in the audited statement of operations on page F-4. In addition it is not clear why the statement of cash flows for the comparative period January 10, 2019 (inception) to
       September 30, 2019, shown on page F-48, does not reflect an amount next to the line item
FirstName LastNameDaniel Hodges
       gain on the sale of assets, similar to that included on the audited statement of cash flows at
Comapany
       pageNameComSovereign        Holding of
             F-7 and unaudited statement    Corp.
                                               operations on page F-44. Please
revise or advise
       accordingly.
December 15, 2020 Page 2
FirstName LastName
 Daniel Hodges
FirstName LastNameDaniel  Hodges
ComSovereign   Holding Corp.
Comapany15,
December  NameComSovereign
              2020           Holding Corp.
December
Page 3    15, 2020 Page 3
FirstName LastName
        You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Eric M. Hellige